Exhibit 11

STERLING BANCORP AND SUBSIDIARIES Statement Re: Computation of Per Share Earnings (Unaudited & Restated)

	Three Months Ended March 31,

	2004	2003

Net income [1]	$5,206,934	$5,733,785
Less: preferred dividends	—	31,793

Net income available for common shareholders and adjusted for diluted computation [1]	$5,206,934	$5,701,992

Weighted average common shares outstanding [2]	18,220,065	17,870,743
Add dilutive effect of: Stock options [2]	878,637	683,143
Convertible preferred stock	112,216	231,800

Adjusted for assumed diluted computation [2]	19,210,918	18,785,686

Basic earnings per share [1] [2]	$0.29	$0.32

Diluted earnings per share [1] [2]	$0.27	$0.30

[1] Restated; see Note 2 on page 8.

[2] Restated; see Note 1 on page 8.
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